Asset Allocation Growth Portfolio, September 30, 2011, Annual report

Because the electronic format for filing Form N-SAR does not provide adequate space for responding to certain items correctly, the correct answers are as follows:

72DD1 (000s omitted)

Class A	43,801
Class B	 5,116
Class C	 4,215

72DD2 (000s omitted)

Class M	   976
Class R	   512
Class Y	 6,748

73A1

Class A	0.450
Class B	0.353
Class C	0.363

73A2

Class M	0.390
Class R	0.425
Class Y	0.480


74U1	(000s omitted)

Class A	93,093
Class B	12,328
Class C	11,123

74U2	(000s omitted)

Class M	 2,209
Class R	 1,246
Class Y	13,574

74V1

Class A	10.79
Class B	10.60
Class C	10.38

74V2

Class M	10.59
Class R	10.60
Class Y	10.88

Item 61 Open end funds only

Additional Information About Minimum Required Investment

Shareholders can open a fund account with as little as $500 and make subsequent investments in any amount. The minimum investment is waived if you make regular investments weekly, semi-monthly, or monthly through automatic deductions through your bank checking or savings account. Currently, Putnam is waiving the minimum, but reserves the right to reject initial investments under the minimum.


Item 85B

Additional Information About Errors and Omissions Policy

While no claims with respect to the Registrant/Series were filed under such policy during the period, requests under such policy for reimbursement of legal expenses and costs arising out of claims of market timing activity in the Putnam Funds have been submitted by the investment manager of the Registrant/Series.


Effective 11/30/11, the fund is changing its name to Putnam
Dynamic Asset Allocation Growth Fund and is part of a suit of funds.